SUB-ITEM 77H
                                CHANGE IN CONTROL

Charles Schwab & Co. Inc. ("Schwab") became a control person of Golden Large Core Value Fund and Golden Small Core Value Fund due to purchases of Fund shares. As of December 31, 2005, Schwab owned 93.16% and 90.02% of the outstanding shares of Golden Large Core Value Fund and Golden Small Core Value Fund, respectively.